FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 7, 2008

Commission File Number 000-28522

ASE Test Limited
( Exact name of Registrant as specified in its charter)

10 West Fifth Street Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASE TEST LIMITED

Dated: April 7, 2008 By:	/s/ Kenneth S. Hsiang
Name:	Kenneth S. Hsiang
Title:	Chief Financial Officer

(Company Registration No: 199508552K)
(Incorporated in the Republic Of Singapore)

April 7, 2008

ASE Test Announces Despatch of Scheme Document

April 7, 2008 — The board of directors of ASE Test Limited (NASDAQ: ASTSF, TAIEX: 9101, “ASE Test” or the “Company”) today announced that, in connection with the proposed acquisition by Advanced Semiconductor Engineering, Inc. (“ASE Inc.”) of all the ordinary shares of ASE Test which ASE Inc. does not directly or indirectly own by way of a scheme of arrangement (the “Proposed Scheme”), the Company has despatched to all its shareholders (“ASE Test Shareholders”), a scheme document dated March 26, 2008 (the “Scheme Document”) containing, among other important information, details of the Proposed Scheme, the advice of the financial advisor to the special committee of the Company, the advice of the independent financial advisor to the independent directors of the Company (the “Independent Directors”) and the recommendation of the Independent Directors to ASE Test Shareholders.

ASE Test Shareholders who do not receive the Scheme Document within a week from the date hereof may obtain a copy of the Scheme Document and any related documents during normal business hours on any day prior to May 6, 2008, the date of the court meeting convened for the purpose of considering and approving the Proposed Scheme (the “Court Meeting”), from 10 West Fifth Street, Nantze Export Processing Zone, Kaohsuing, Taiwan, Republic of China. Alternatively a ASE Test shareholder may write to ASE Test at 10 West Fifth Street, Nantze Export Processing Zone, Kaohsiung, Taiwan, Republic of China, Attention: Ms Eileen Sih, to request a copy of the Scheme Document and any related documents to be mailed to an address in the United States, the Republic of China or the Republic of Singapore by ordinary post at such shareholder’s own risk. Such written requests must be received no later than three business days prior to the date of the Court Meeting.  The notice of the Court Meeting was published on March 28, 2008 in the U.S. Wall Street Journal, Taiwan’s Commercial Times and the Singapore Business Times.

About ASE Test

ASE Test is one of the world’s largest independent providers of semiconductor testing services.  It provides customers with a complete range of semiconductor testing services, including front-end engineering test, wafer probe, final test and other test-related services.

The ordinary shares of ASE Test are quoted for trading on the NASDAQ National Market under the symbol “ASTSF”.  ASE Test’s Taiwan Depository Shares, which represent its ordinary shares, are listed for trading on the Taiwan Stock Exchange under the symbol “9101”.

The directors of ASE Test (including those who may have delegated detailed supervision of this press release) have taken all reasonable care to ensure that the facts stated and opinions expressed in this press release are fair and accurate and that no material facts have been omitted from this announcement, and they jointly and severally accept responsibility accordingly.

Forward-Looking Statements

All statements other than statements of historical facts included in this press release are or may be forward looking statements. Forward-looking statements include but are not limited to those using words such as "seek", "expect", "anticipate", "estimate", "believe", "intend", "project", "plan", "strategy", "forecast" and similar expressions or future or conditional verbs such as "will", "would", "should", "could", "may" and "might". These statements reflect ASE Test's current expectations, beliefs, hopes, intentions or strategies regarding the future and assumptions in light of currently available information. Such forward-looking statements are not guarantees of future performance or events and involve known and unknown risks and uncertainties. Accordingly, actual results may differ materially from those described in such forward-looking statements. Shareholders and investors should not place undue reliance on such forward-looking statements, and ASE Test undertakes no obligation to update publicly or revise any forward-looking statements.

For further information please contact:
Lehman Brothers Inc.
Tel: +852-2252-1047

Ken Hsiang (CFO)
Tel: +1-510-687-2475